November 3, 2010

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Mail Stop 3720

Re:       Net Serviços de Comunicação S.A.
            Form 20-F for Fiscal Year Ended December 31, 2009
            Filed May 21, 2010
            File No. 0-28860

Dear Mr. Spirgel:

This letter acknowledges the receipt by Net Serviços de Comunicação S.A. (the “Company”) of your letter, dated October 21, 2010, relating to the Annual Report on Form 20-F of the Company for the year ended December 31, 2009 filed with the Securities and Exchange Commission (the “Commission”) on May 21, 2010.  As discussed by telephone, the Company advises the staff of the Commission that it expects to file a response to your letter on or before November 19, 2010.

Mr. Larry Spirgel Division of Corporation Finance	2	November 3, 2010

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If you have any questions regarding this letter, please do not hesitate to call the undersigned at +(55) (11) 2111-2811.

Sincerely, /s/ Marcio Minoru Miyakava Marcio Minoru Miyakava Investor Relations Officer

cc:        José Antônio Guaraldi Félix, Chief Executive Officer

André Müller Borges, Chief Legal Officer
Gregory V. Gooding, Esq., Debevoise & Plimpton LLP
Paul M. Rodel, Esq., Debevoise & Plimpton LLP